INTERDOM, CORP.

375 N. Stephanie St. - Suite 1411, Henderson, NV 89014-8909, tel.: (786) 262-9075

June 28, 2010

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

ATTENTION:  Kristina Aberg

Re: Interdom, Corp.

      Registration Statement on Form S-1

      Filed on: May 26, 2010

      File No. 333-167084

Dear Ms. Aberg:

Further to your letter dated June 22, 2010, concerning the deficiencies in Registration Statement on Form S-1 filed on May 26, 2010, we provide the following responses:

General

1.SEC Comment: Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representation should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We do not intend to use any graphics, maps, photographs, and related captions or other artwork including logos in the prospectus.

Prospectus cover page

2.SEC Comment: We not that this is a best effort offering. Please include a statement on the prospectus cover page there is no minimum purchase requirement for the offering to proceed. Refer to Item 501 (b)(8)(iii) of Regulation S-K.

Response: We included a statement on the prospectus cover page:

“There is no minimum purchase requirement for the offering to proceed.”

3.SEC Comment: Please revise the cover page to reference the applicability of penny stock rules to transaction in your securities and include such disclosure in your prospectus summary.

Response: We revise the cover page to reference the applicability of penny stock rules to transaction in our securities and include such disclosure in our prospectus summary:

“The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $6,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer.”

Summary, page 5

4.SEC Comment: Please revise the summary to highlight the disclosure of the most significant risks associated with this offering and explain the relevance of the going concern opinion issued by your auditor. In addition, please revise to disclose your net loss amount as $(6,716).

Response: We revised the summary to highlight the disclosure of the most significant risks associated with this offering and explain the relevance of the going concern opinion issued by your auditor. We also revised to disclose your net loss amount:

Net Loss for the Period From December 8, 2009 (Inception) to April 30, 2010	$(6,716)
Risk Factors

Our ability to successfully operate our business, successfully implement our strategies and achieve our goals is subject to numerous risks as discussed more fully in the section titled “Risk Factors,” including for example:

• our early stage of development and lack of operating history;

• the going concern opinion of our independent public accountant*;

• fluctuations in the price of real estate;

• the effects of, and changes in, worldwide economic conditions; and

• the possibility of losing Igor Rumiantsev, our sole officer and director.

*Our independent registered public accountant has issued an audit opinion regarding us and our business which includes a statement expressing substantial doubt as to our ability to continue as a going concern.  This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise.  If we fail to raise sufficient capital when needed, we will not be able to complete our business plan.  As a result we may have to liquidate our business and you may lose your investment.  You should consider our independent registered public accountant’s comments when determining if an investment in us is suitable.

Any of the above risks could materially and adversely affect our business, financial position and results of operations.   An investment in our common stock involves risks. You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

5.SEC Comment: Please disclose the percentage of outstanding securities of the company that the shares you are registering represent.

Response: We disclosed the percentage of outstanding securities of the company that the shares you are registering represent:

Shares Issued and Outstanding After Offering:	6,000,000, which amounts to approximately 41.67% of the issued and outstanding shares of common stocks, on a post-offering basis, assuming that all 2,500,000 shares will be sold.

Management’s Discussion and Analysis or Plan of Operation, page 15

Plan of Operation, page 15

6.SEC Comment: We note your statement that you believe that you can satisfy your cash requirements during the next 12 months. Please revise to more specifically discuss the basis for your statement.

Response: We revised the statement to specify that we need to raise a minimum of $25,000 to satisfy our cash requirements during the next 12 months.

7.SEC Comment: We note your statement on page 17 that you believe that the current funds available to the company will not be sufficient to continue maintaining a reporting status. Please revise your disclosure in this section to disclose how you intend to fund the expenses relating to this offering as well as the expanses associated with maintain your reporting status.

Response: We revised our disclosure on page 17 to disclose how we intend to fund the expenses relating to this offering as well as the expanses associated with maintain your reporting status:

“As of the date of this registration statement, the current funds available to the Company will not be sufficient to continue maintaining a reporting status.  The only source available to fund the expenses relating to this offering as well as the expenses associated with maintaining our reporting status is loans from our sole officer and director. The company’s sole officer and director, Igor Rumiantsev, has verbally agreed to provide funds in the form of a non-secured loan for the next twelve months as the expenses are incurred if no other proceeds are obtained by the Company. However, there is no contract in place or written agreement securing this agreement. Management believes if the company cannot maintain its reporting status with the SEC it will have to cease all efforts directed towards the company. As such, any investment previously made would be lost in its entirety.”

8.SEC Comment: Please clarify what aspects of your business plan will be able to implement if you are not able to raise the maximum amount of this offering.

Response: If we are not able to raise the maximum amount of this offering, we still plan to implement all the aspects of our business plan except we will not be contracting any sales personnel. Depending on the amount of the funds raised we may need to reduce expenditures in areas of website development, marketing and advertising, and office set up.

Significant Accounting Polices, page 18

9.SEC Comment: Please revise to include your revenue recognition policies for each source of revenue discussed on page 19 and 20.

Response: We revised Significant Accounting Polices on page 18 to include our revenue recognition policies:

“REVENUE RECOGNITION

The Company’s revenue recognition policies are in compliance with FASB ASC 605-35 “Revenue Recognition”.  Revenue is recognized when a formal arrangement exists, the price is fixed or determinable, all obligations have been performed pursuant to the terms of the formal arrangement and collectability is reasonably assured.  The Company recognizes revenues on sales of its services, based on the terms of the customer agreement.  The customer agreement takes the form of either a contract or a customer purchase order and each provides information with respect to the service being sold and the sales price.  If the customer agreement does not have specific delivery or customer acceptance terms, revenue is recognized at the time the service is provided to the customer.”

Description of Business, page 19

10.SEC Comment: We note your disclosure on page 9 that Mr. Rumiantsev will devote approximately twelve hours per week to your business. We further note from Mr. Rumiantsev’s biography on page 23 that he is currently employed as a real estate sales associate. Please include a discussion as to how any conflict of interest may be resolved. Consider including a risk factor, if appropriate.

Response: In response to this comment we include a discussion on page 20:

No conflicts of interest with our sole officer and director, Igor Rumiantsev

Our business provides advisory services that are different than the job duties performed by Mr. Rumiantsev, who currently works as a sales associate for Yaffe Realty International, a real estate brokerage company.  While our business focuses on advisory services, with nothing to do with brokering real estate sales, Mr. Rumiantsev’s duties as a sale associate for Yaffe Realty International is to act as a real estate broker, acting as an agent in real estate transactions, which requires a real estate license. Our business does not require that we, or any employee or independent contractor working for us, hold a real estate license.  Furthermore, Mr. Rumiantsev does not have, directly or indirectly, any beneficial ownership interest in Yaffe Realty International. Mr. Rumiantsev has confirmed to us that he has no intention of rendering services at Yaffe Realty International which are the same or overlap with the advisory services we provide.

11.SEC Comment: We refer to your disclosure on page 26 under Anti-takeover Law section that you do not intend to conduct business in Nevada. Please revise your disclosure to discuss where you will conduct your business and what geographic regions, if any, you intend to focus on.

Response: We revised our disclosure to discuss where we will conduct our business on page 19:

1. Real estate consulting. Focusing our operation primarily in the state of Florida, we will provide our clients with general market situation analysis and market analysis for real estate investment.

3. Financial analysis for income properties, page 20

12.     SEC Comment: We refer to your definition of effective gross income. Please clarify the reference to other income and discuss, if true, that not all properties have the potential for other income.

Response: In response to this comment, we clarified the reference to other income and discussed that not all properties have potential for other income:

“Many properties generate other income from sources such as placing vending machines and paid laundry areas. Such income is added to potential gross income after subtracting vacancy and collection losses. As not all properties have potential for other income, the analysis might be without it.”

13.     SEC Comment: We refer to your statement that a good balance of supply and demand is 95% of occupancy rate. Please explain your basis for this statement.

Response: We deleted our statement “A good balance of supply and demand is a 95% of occupancy rate.”

Revenue Source, page 21

14.     SEC Comment: We note that your disclosure under this heading indicates that you have not identified any customers; however, you also state on this page that you have entered into an agreement to provide service to Florida Exclusive Realty, LLC. Please reconcile this statement and revise your disclosure accordingly.

Response: We reconciled this statement on page 21 and revised your disclosure:

“The only customer we have as of today is Florida Exclusive Realty, LLC. We have not identified any other customers and we cannot guarantee we ever will have other customers.”

Agreement with Florida Exclusive Realty, LLC, page 21

15.     SEC Comment: Please expand your disclosure regarding your agreement with Exclusive Realty, LLC to clarify the payment terms of the contract. Also, discuss when you expect to earn revenues under this agreement.

Response: We have expanded our disclosure to clarify the payment terms of the contract, and discussed when we expect to earn revenue under this agreement:

Payment Terms of the Contract.

The Realty shall pay to the Consultant amounts shown on each such invoice within five (5) business days after receipt thereof. The Realty will not pay for services not requested by it in writing and for hours above a maximum time specified in the request for services.

We are planning to start receiving compensation for our services from Florida Exclusive Realty LLc after completing our offering and setting up our office.

16.     SEC Comment: We refer to Section 2 of the Consulting Agreement and note that the agreement contains a non-compete clause. Please discuss how this may affect your ability to attract customers in addition to Florida Exclusive Realty, Inc.

Response: Our business is different than that of the Florida Exclusive Realty, Inc. (Realty).  We are in the business of real-estate advice giving and Realty is in the business of carrying out the transaction of buying and selling real-estate. The two businesses complement each other and do not overlap.  The non-compete clause refers to the business of the Realty and does not prevent us from attracting new customers who are looking for real-estate advice.

Significant Employees, page 23

17.     SEC Comment: We note your statement on page 23 that Igor Rumiantsev is independent contractor to you. We further note that he is your president, treasurer and secretary. Please revise to clarify his employment relationship with you or tell us the basis for treating him as a non-employee officer and director of the company.

Response: We revised our statement to clarify Igor Rumiantsev’s employment relationship with us:

“We have no employees other than our sole officer and director, Igor Rumiantsev who currently devotes approximately twelve hours per week to company matters.”

Anti-takeover Law, page 26

18.     SEC Comment: Please tell us if there are any provisions in your charter or bylaws that would prevent a change in control. Refer to Item 202(a)(5) of Regulation S-K.

Response: In response to this comment we add a discussion on page 26:

No Provision of our Articles of Incorporation or Bylaws would have an effect delaying, deferring or preventing a change in control of us.

We also added a risk factor on page 11:

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF NEVADA STATE LAW HINDER A POTENTIAL TAKEOVER OF MASCOT VENTURES.

Though not now, we may be or in the future we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation. The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors:

(i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for such stockholder’s shares.

Nevada’s control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Nevada has a business combination law which prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquiror to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of us from doing so if they cannot obtain the approval of our board of directors.

Part II

Item 17, page 39

19. SEC Comment: Please revise your undertakings to be consistent with Item 512 of Regulation S-K.

Response: We revised our undertakings to be consistent with Item 512 of Regulation S-K.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Thomas E. Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Igor Rumiantsev

Igor Rumiantsev, President